FEDERATED ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 3, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED ADVISER SERIES (the “Registrant”)

Federated Hermes Absolute Return Credit Fund (“FHARC”)

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

Federated Hermes Unconstrained Credit Fund (“FHUCF”)

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

(collectively, the “Funds”)

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Orlic:

The Registrant is filing this correspondence to respond to an additional comment of the Staff of the Securities and Exchange Commission (“Staff”) provided on March 28, 2019, in response to the Registrant’s Correspondence dated March 26, 2019 regarding its Post-Effective Amendment No. 9 under the Securities Act of 1933 and Amendment No. 10 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Trust, with respect to the Funds, filed on January 11, 2019. The response provided applies to both Funds.

COMMENT: With respect to your response to Comment 16, we do not view the ICE LIBOR 1 Month USD Index as a broad-based securities market index. We believe that the Funds should identify another index that is an appropriate broad-based securities market index. Please submit another correspondence filing to explain supplementally the basis for considering the ICE LIBOR 1 Month USD Index to be an appropriate broad-based securities market index for the Funds.

RESPONSE: The Registrant respectfully submits that the ICE LIBOR 1 Month USD Index (the “LIBOR Index”) is an appropriate measure against which to compare the Funds’ performance given the Funds’ investment objectives. FHARC seeks to generate absolute return by investing primarily in a diversified portfolio of investment-grade and noninvestment-grade fixed-income securities. FHUCF seeks to generate capital growth and a high level of income by investing primarily in a diversified portfolio of investment-grade and noninvestment-grade fixed-income securities.

The LIBOR Index is a benchmark interest rate index, which represents the average rate a leading bank, for a given currency, can obtain unsecured funding, and is representative of short-term interest rates. Item 27(b)(7), Instruction 5 of Form N-1A defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes that the LIBOR Index appropriately meets this definition and has identified other bond funds that use this benchmark as the broad-based index against which they measure fund performance.

If you have any questions regarding this response, please contact me at (412) 288-1165.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal